Bingham McCutchen LLP

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20006-1806

Tel: +1.202.373.6000

Fax: +1.202.373.6001

Bingham.com

Thomas S. Harman

Direct Phone: +1.202.373.6725

Direct Fax: +1.202.373.6001

Thomas.harman@bingham.com

August 29, 2012

VIA EDGAR

Mr. Michael Spratt

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Nuveen Select Quality Municipal Fund, Inc. (the “Fund”), Initial N-2
File Numbers: 333-180672; 811-06240

Dear Mr. Spratt:

This letter responds to two of the comments we discussed by telephone on August 21, 2012, which were originally received in a letter dated May 11, 2012, regarding the Fund’s filing on Form N-2, which was filed with the U.S. Securities and Exchange Commission (“SEC”) on April 11, 2012 for the purpose of registering Common Stock of the Fund. The following summarizes these two comments and provides our response. Unless otherwise noted, capitalized terms have the same meaning as given in the Fund’s Prospectus.

PROSPECTUS

Comment 1: The fourth sentence of the first paragraph under “Inverse Floating Rate Securities Risk” on page 10 states that “distributions paid to the Fund on its inverse floaters . . .. increase when short-term municipal rates fall.” Please delete this part of the sentence, as it is not a risk of investing in the Fund.

Comment 2: The first sentence of the second paragraph under “Inverse Floating Rate Securities Risk” on page 10 states that “[t]he Fund’s investment in inverse floating rate securities creates financial leverage that provides an opportunity for increased Common Stock net income and returns.” Please delete this part of the sentence, as it is not a risk of investing in the Fund.

Response to Comments 1 and 2: As noted in our prior response filed on June 15, 2012, the phrase noted in each Comment, when read in context with the other disclosure, illustrates for investors the mechanics of leverage through inverse floaters, including the risks it creates. We believe deleting these phrases would impede an investor’s ability to understand the leverage techniques or appreciate the risks associated therewith.

Mr. Michael Spratt

August 29, 2012

For an investor to make an informed decision about whether or not he or she is willing to bear a particular risk, certain information is needed in order to understand and appropriately assess that risk, including any potential gain that may be achieved by assuming that risk. By describing to investors only the risk aspect of a particular type of investment or strategy, as the comments propose, without describing the potential gain or benefit, we believe that the investor is deprived of information relevant and necessary to make an informed investment decision.

While we recognize that the benefit aspects of each investment type or strategy are discussed elsewhere in the registration statement, we believe that putting all of the “benefit” disclosure in one section of the prospectus and all of the “risk” disclosure in another section is contrary to the spirit and objectives of the prospectus initiatives of the SEC. Form N-2 states that the “purpose of the prospectus is to provide essential information about the Registrant in a way that will help investors make informed decisions about whether to purchase the securities being offered.” The General Instructions to the Form also note that the prospectus “may contain more information than called for by this form, provided the information is not incomplete, or misleading and does not, because of its nature, quantity, or manner of presentation, obscure or impede understanding of required information.” If an investor must rely on and refer to another part of the Prospectus to get the basic information needed to understand the discussion of a particular risk, an investor would be provided with a clearer picture if the missing information is included in that risk section, specifically the corresponding benefit of such investment or strategy.

We recognize that such disclosure should be only as lengthy as necessary to provide context and assist the investor in understanding the risk. We believe the proportion of risk to benefit discussion is this section is appropriate. We also believe these phrases enhance investor understanding of the risk disclosure and therefore their inclusion is consistent with both the requirements of the Form and the instructions thereto.

I appreciate your consideration of this issue and look forward to hearing from you, as we are anxious to finalize the registration statement.

Sincerely yours,

/s/ Thomas S. Harman

Thomas S. Harman